UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60943 / November 5, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13651

In the Matter of **Altiva Financial Corp.,** **Atlantic Gulf Communities Corp.,** **CFI Mortgage, Inc.,** **Commodore Holdings Ltd.,** **Conversion Technologies International, Inc.,** **Cyntech Technologies, Inc.,** **Diversified Senior Services, Inc.,** **Dyersburg Corp.,** **Flour City International, Inc.,** **Gerald Stevens, Inc.,** **Leisure Time Casinos & Resorts, Inc., and** **Platinum Entertainment, Inc.** **(n/k/a Vidalia Gichner Holdings, Inc.),** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO PLATINUM ENTERTAINMENT, INC. (n/k/a VIDALIA GICHNER HOLDINGS, INC.)**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Platinum Entertainment, Inc. (n/k/a Vidalia Gichner Holdings, Inc.) ("PTETQ" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 15, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Platinum Entertainment, Inc. (n/k/a Vidalia Gichner Holdings, Inc.)("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Platinum Entertainment, Inc. (n/k/a Vidalia Gichner Holdings, Inc.) ("PTETQ") (CIK No. 883558) is a Delaware corporation located in Richmond, Virginia with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). On July 26, 2000, PTETQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was terminated on February 6, 2003. As of October 13, 2009, the common stock of PTETQ was quoted on the Pink Sheets operated by Pink OTC Markets, Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   PTETQ has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of PTETQ's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.